Exhibit 99.1

LeddarTech Enters into Amendments to Credit Facility and Bridge Financing Offer

QUEBEC CITY, Canada, February 3, 2025 — LeddarTech® Holdings Inc. (“LeddarTech”) (Nasdaq: LDTC), an automotive software company that provides patented disruptive AI-based low-level sensor fusion and perception software technology, LeddarVision™, today announced that it has entered into:

●	a fifteenth amending agreement (the “Fifteenth Amending Agreement”) with Fédération des caisses Desjardins du Québec (“Desjardins”) with respect to the amended and restated financing offer dated as of April 5, 2023 (the “Desjardins Credit Facility”), pursuant to which Desjardins has agreed to, among other things, (i) temporarily postpone payment of interest for the months of July through December 2024 until the earlier of (x) the date of the final disbursement of one or several equity investments in the borrower for minimum gross proceeds amount of US$35,000,000 in the aggregate (the “Short-Term Outside Date”), and (y) February 28, 2025; and (ii) temporarily reduce the minimum cash covenant under the Desjardins Credit Facility to C$1,000,000 until the earlier of (x) the Short-Term Outside Date, and (y) February 28, 2025, and a minimum cash balance of C$5,000,000 at all times after such date;

●	a third amending agreement (the “Third Amending Agreement”) with the initial bridge lenders and certain members of management and the board of directors (collectively, the “Bridge Lenders”) with respect to the bridge financing offer dated as of August 16, 2024 (the “Bridge Financing Offer”) pursuant to which the Bridge Lenders have agreed to, among other things, extend the maturity of the bridge loan to the earlier of (x) February 28, 2025 and (y) the business day following the Short-Term Outside Date.

The Fifteenth Amending Agreement to the Desjardins Credit Facility also provides for a monthly payment by LeddarTech to Desjardins of C$125,000, which monthly fee is earned and payable on the first day of each month, until the Short-Term Outside Date, which must occur on or prior to February 28, 2025. The payment of the monthly fees applicable for the month of August 2024 and for the months up until (and including) January 2025 is postponed to the earlier of (x) the Short-Term Outside Date, and (y) February 28, 2025.

The foregoing descriptions of the Fifteenth Amending Agreement to the Desjardins Credit Facility and the Third Amending Agreement to the Bridge Financing Offer do not purport to be complete and are qualified in their entirety by reference to such amendments, copies of which will be filed under LeddarTech’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov, respectively.

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 170 patent applications (87 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

Additional information about LeddarTech is accessible at www.leddartech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

Forward-Looking Statements

Certain statements contained in this Press Release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which forward-looking statements also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements relating to LeddarTech’s anticipated strategy, future operations, prospects, objectives and financial projections and other financial metrics. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) our ability to timely access sufficient capital and financing on favorable terms or at all; (ii) our ability to maintain compliance with our debt covenants, including our ability to enter into any forbearance agreements, waivers or amendments with, or obtain other relief from, our lenders as needed; (iii) our ability to execute on our business model, achieve design wins and generate meaningful revenue; (iv) our ability to successfully commercialize our product offering at scale, whether through the collaboration agreement with Texas Instruments, a collaboration with a Tier 2 supplier or otherwise; (v) changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, projects, prospects and plans; (vi) changes in general economic and/or industry-specific conditions; (vii) our ability to retain, attract and hire key personnel; (viii) potential adverse changes to relationships with our customers, employees, suppliers or other parties; (ix) legislative, regulatory and economic developments; (x) the outcome of any known and unknown litigation and regulatory proceedings; (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak, as well as management’s response to any of the aforementioned factors; and (xii) other risk factors as detailed from time to time in LeddarTech’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors contained in LeddarTech’s Form 20-F filed with the SEC. The foregoing list of important factors is not exhaustive. Except as required by applicable law, LeddarTech does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Maram Fityani, Media and Public Relations, LeddarTech Holdings Inc.

Tel.: + 1-418-653-9000 ext. 623, maram.fityani@leddartech.com

●	Investor relations website: investors.leddartech.com

●	Investor relations contact: Mike Bishop, mike@bishopir.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Holdings Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the Nasdaq under the ticker symbol “LDTC.”